Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

May 27, 2026

The following FAQ was provided to employees of NewCleo Ltd. on May 27, 2026:

Employee FAQ

1.	What was announced today?

●	Today we announced that newcleo plans to become a public company in the U.S. and list its stock on Nasdaq.

●	This milestone will be accomplished through a proposed business combination with a special purpose acquisition company (SPAC), NewHold Investment Corp III (Nasdaq: NHIC).

●	Upon closing of the proposed transaction, newcleo will become a public company and be listed on the Nasdaq under the ticker symbol "NWCL".

2.	What is a SPAC?

●	A SPAC is a publicly traded shell company formed with the goal of combining with an operating company, resulting in such company trading in the public markets.

●	A business combination with a SPAC is a viable alternative to the traditional IPO process, providing a potential source of capital to support a company’s growth plan.

3.	I saw that a “PIPE” was mentioned in the announcement release. What is a PIPE and what does that signal?

●	A PIPE transaction is a private investment in public equity and is a form of acquisition financing that often accompanies a SPAC merger.

●	In a PIPE transaction, the SPAC and the company identify an investor or group of investors to provide capital to the post-closing company in exchange for restricted securities of the post-closing company at a negotiated price (typically equal to the SPAC IPO price).

4.	When will the transaction close and when will newcleo become a public company?

●	We expect to complete the proposed transaction in the second half of 2026 with trading starting the next business day after the closing date.

5.	Why is newcleo going public through a SPAC merger? Why does this make sense now and over time?

●	This is a strategic business decision that we expect to benefit our company as we move towards our goals and U.S. expansion.

●	Becoming a publicly traded company is the logical next step to support our growth, as we believe that we will be ideally positioned to advance our mission to generate safe, clean, and sustainable nuclear energy at a competitive cost.

●	We believe that the completion of the proposed transaction will provide significant financial resources to fund our accelerated growth and globally scale our business of designing, building, and operating Gen-IV Advanced Modular Reactors (AMRs).

6.	Who is NewHold and why are they the right partner?

●	NewHold Investment Corp III is a Nasdaq-traded SPAC (ticker: NHIC) led by CEO Kevin Charlton, which was formed for the purpose of combining with an industrial technology company.

●	The NHIC team is comprised of long-term oriented, results driven investors and advisors, with a breadth of experience across public markets.

●	Kevin Charlton, the CEO, is a six-time SPAC executive and is accompanied by an experienced management team and board.

●	NewHold is an ideal strategic and financial partner for newcleo and will be a key enabler of our long-term success in the nuclear energy sector. NewHold will remain actively engaged following closing of the proposed transaction, supporting capital-markets strategy, governance, and investor engagement alongside newcleo’s management team.

7.	What are the final terms of the deal?

●	The terms of the proposed transaction are detailed in our press release and presentation available on www.nhicspac.com. There is a link to the information on our newcleo website as well, in the Investors page and in the press release in News & Insights.

●	There will also be additional disclosure in the registration statement on Form F-4, when available, that newcleo will file with the Securities and Exchange Commission (the “SEC”).

8.	Will there be significant changes to newcleo following the business combination?

●	We will continue to operate under the newcleo name and there will be no material changes to the team or how we operate day to day. It will be business as usual at newcleo – so please continue to do the great work you do day in and day out.

●	Our focus remains on working towards developing fast-reactor technology and closed fuel-cycle solutions technologies for safe, clean, and sustainable nuclear energy.

●	There will be additional responsibilities that come with becoming a public company – see our answers to the questions below.

9.	What does this mean for me?

●	As we enter this new chapter, there are some rules we must all follow. There will be new reporting requirements, some restrictions on securities trading, and regulators like the SEC have strict regulations governing external communications.

●	To avoid delays or any other repercussions resulting from violating applicable securities laws and regulations, we must avoid speaking publicly about this proposed transaction and other internal aspects of our company, such as our business metrics, business plans and financials.

●	You must refrain from making statements about the proposed transaction, our company and our performance in open forums. This applies when you are on the phone, on airplanes, in bars, in elevators, in line at the grocery store, at parties and even when you are among close friends and family.

●	Please refer to our social media guidelines for additional details on social media communications.

10.	What should I do if I'm contacted about this transaction?

●	If someone outside the company – especially a member of the press – asks you about newcleo's plans to go public or other fundamental company information, please decline to respond.

●	For any persistent inquiries from press or otherwise, please forward details of the inquiry to Ricardo Berjano Andolfi (*******) who can help handle such requests appropriately during this sensitive time.

11.	Can I buy stock in NewHold?

●	NO. As company policy, newcleo team members and their family members cannot buy or sell NewHold stock on the public market as such transactions are prohibited by applicable securities laws regarding insider trading. This ensures that no one is trading with material non-public information (“MNPI”).

●	Trading or providing MNPI to others who then buy or sell securities (“tipping”) while you are in possession of MNPI is a violation of SEC regulations and applicable securities laws, which can result in civil and/or criminal penalties for you and our company.

●	We will follow-up with a more detailed trading policy for when the transaction closes and newcleo becomes a publicly traded company.

12.	Will I be awarded stock options or another way to own newcleo stock?

●	We will follow up with more details about employee stock option plans aligned with the company’s governance and strategy.

Important Information for Investors and Shareholders

NewHold and NewCleo Ltd. (“newcleo”) intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of NewHold and a prospectus of newcleo (the “Proxy Statement/Prospectus”) in connection with the proposed business combination between NewHold and newcleo (the “Business Combination”), the private placements of securities in connection with the Business Combination, if any (the “Private Placement Transactions”), and the other transactions contemplated by the business combination agreement and/or as described in this communication (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of NewHold as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. NewHold and/or newcleo will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF NEWHOLD AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH NEWHOLD’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWHOLD, NEWCLEO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by NewHold and newcleo, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: NewHold Investment Corp. III, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, or to: NewCleo Ltd., 55 South Audley Street London, W1K 2QH, United Kingdom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by newcleo in connection with the Proposed Transactions have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), except pursuant to the Registration Statement once declared effective by the SEC, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

NewHold, newcleo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination. A list of the names of NewHold’s directors and executive officers and information regarding their interests in the Business Combination and their ownership of NewHold’s securities is, or will be, contained in NewHold’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination, including the names and interests of newcleo’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by NewHold and newcleo with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization, with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of NewHold or newcleo, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication  other than statements of historical fact, including, without limitation, statements regarding the Business Combination between NewHold and newcleo; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from any investments or other financing arrangements; the anticipated use of proceeds from such investments or financing arrangements; newcleo’s development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of newcleo’s demonstration projects, fuel facilities, reactor deployments and licensing activities; newcleo’s ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; newcleo’s expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “develop,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of NewHold and newcleo and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against NewHold, newcleo, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain NewHold shareholder approval or satisfy other closing conditions; (4) the inability to complete any Private Placement Transactions or other financing arrangements on the expected terms, or at all; (5) changes to the structure, timing or terms of the Proposed Transactions; (6) the ability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans, operations, relationships with customers, suppliers, regulators, partners and employees, or newcleo’s ability to retain key personnel; (8) the ability to recognize the anticipated benefits of the Business Combination, including the ability to fund and execute newcleo’s technology development, licensing, manufacturing, fuel supply and commercialization plans; (9) risks related to newcleo’s early stage of development, limited operating history and expected need for substantial additional capital to develop, license, construct and commercialize its technologies and facilities; (10) risks related to the development, demonstration, licensing and deployment of advanced nuclear technologies, including newcleo’s lead-cooled fast reactor technology and mixed-oxide fuel strategy; (11) risks related to technical performance, engineering, manufacturing, construction, supply chain, fuel availability, cost estimates, project delays, cost overruns, corrosion, materials performance, safety, reliability and other development or operational challenges; (12) risks related to obtaining, maintaining or complying with required regulatory approvals, permits, authorizations, licenses and export control approvals in the United States, the United Kingdom, France, Italy, the European Union and other jurisdictions in which newcleo may operate; (13) changes in market, regulatory, political and economic conditions affecting the nuclear energy industry, advanced reactor development, energy markets, capital markets and infrastructure financing; (14) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (15) the level of redemptions of NewHold’s public shareholders, which may reduce the amount of cash available to the combined company and may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of securities of NewHold or newcleo; (16) risks related to increased competition in the industries in which newcleo will operate; (17) risks related to changes in U.S. or foreign laws and regulations applicable to nuclear energy, export controls, sanctions, trade restrictions, foreign investment, environmental protection, health and safety, securities and public company reporting; (18) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, litigation, cybersecurity incidents, geopolitical developments or other macroeconomic conditions; (19) the risk of being considered to be a “shell company” by any stock exchange on which newcleo securities will be listed or by the SEC, which may impact the ability to list newcleo’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; and (20) other risks detailed from time to time in NewHold’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of NewHold dated February 27, 2025 and filed by NewHold with the SEC on February 28, 2025, NewHold’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 1, 2026, the Registration Statement and Proxy Statement/Prospectus that will be filed by newcleo and NewHold, and other documents filed by NewHold and newcleo from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, each of which is made only as of the date of this communication.

4